Exhibit 99.1

 Ebang International to Launch New Ebonex Crypto-Linked Payment Cards Powered by Mastercard

SYDNEY, Australia, August 5, 2022 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company”, “we” or “our”), a global blockchain technology company, today announced that its Australian cryptocurrency exchange platform, Ebonex, has collaborated with Mastercard to enable a new crypto-linked card. Ebonex allows customers to buy, sell and trade crypto assets. This collaboration with Mastercard will give Ebonex customers the flexibility to spend their crypto holdings anywhere Mastercard is accepted by seamlessly converting it into fiat currency the merchant accepts.

With this collaboration, Ebonex becomes the first Australian cryptocurrency exchange to be granted Mastercard’s Principal Member status for issuance of crypto-funded Mastercard payment cards.

Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “As a new crypto exchange in Australia, we are privileged for Ebonex to attain a Principal Membership with Mastercard to self-issue crypto-linked Mastercard cards. It is an amazing opportunity for us to extend our market reach and gain recognition in the payment and financial area. We will look to build on this collaboration and work closely with Mastercard to enable a crypto card product in the region.

We plan to issue both virtual and physical cards to our customers and for the cards to reward users in the form of digital assets, NFTs, cashback, frequent flyer points, lounge access and subscriptions to online media and music.”

Mr. Hu continued, “Joining the Mastercard network will provide us with the opportunity through Ebonex to drive innovation in the crypto and payment space in Australia. We believe that the ability to collaborate directly with Mastercard, a global leader in payment technology, will foster the creation of solutions, which will enable customers, merchants and businesses to move digital assets through the global Mastercard payment network. This is an important milestone and we are looking forward to Ebonex becoming the bridge between traditional finance and cryptocurrency.”

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com